UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

April 29, 2009
Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven — The Netherlands

This report contains the quarterly report of NXP B.V. (the “Company”) for the three months ended March 31, 2009, as furnished to the holders of the Company’s debt securities on April 29, 2009. This report also contains a copy of the press release entitled “NXP Semiconductors Announces First Quarter 2009 Results”, dated April 29, 2009.

Exhibits

1.                                       Quarterly report of NXP Semiconductors Group for the three months ended March 31, 2009

2.             Press release, dated April 29, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the  29th day of April 2009.

NXP B.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

Quarterly report of the NXP Group

for the 1st quarter ended March 31, 2009

•                  First quarter sales of USD 673* million versus USD 1,519 million in the first quarter of  2008 and USD 979** million in the fourth quarter of 2008

•                  Comparable sequential sales decrease of 29.4%

•                  Adjusted EBITDA in the first quarter of 2009 was a loss of USD 71 million, compared to a profit of USD 183 million in the first quarter of 2008 and a profit of USD 41 million in the fourth quarter of 2008

•                  Cash position of USD 1,706 million*** at the end of the first quarter of 2009 compared to USD 1,796 million at the end of the fourth quarter of 2008

•                  Significant progress has been made in executing the Redesign Program. The program is now expected to achieve a higher level of savings than originally anticipated, and total restructuring costs are now expected to be no greater than USD 700 million

•                  Factory loading of 36% in the first quarter of 2009 compared to 87% in the first quarter of 2008 and 56% in the fourth quarter of 2008

•                  Book to bill ratio improved in the first quarter of 2009 to 1.18 compared to 0.71 in the fourth quarter of 2008. NXP believes the improved book to bill is primarily driven by supply chain replenishment as opposed to any fundamental improvement of the semiconductors market.

*)             Excluding USD 29 million wafer sales to ST-Ericsson Wireless JV in the first quarter of 2009

**)      Excluding USD 47 million wafer sales to ST-NXP Wireless JV in the fourth quarter of 2008

***)               Including USD 200 million drawn down from NXP’s revolving credit facility and USD 92 million from the divesture of the remaining 20% of ST-NXP Wireless JV

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of non-US GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s)

A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Introduction

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which are presented in footnote 4 of NXP’s Annual Report 2008.

During 2008, the Company was organized into four business units and two other segments.

On July 28, 2008 the wireless operations of NXP from the former segment Mobile & Personal were contributed to a new joint venture ST-NXP Wireless, and as such all assets and liabilities involved in this transaction have been deconsolidated from this segment. The operations until July 28, 2008 remained consolidated in the consolidated accounts under a new segment named “Divested Wireless activities”.

The Mobile & Personal segment has been regrouped as from 2009. The remaining part of the business unit, after the contribution of activities into the joint venture ST-NXP Wireless and subsequent deconsolidation, have been moved into the segments MultiMarket Semiconductors and Corporate and Other. All previous periods reported have been restated accordingly.

As from January 1, 2009, five segments are distinguished as reportable segments in compliance with SFAS 131. The Company is structured in three market-oriented business units: Automotive & Identification, MultiMarket Semiconductors and Home, which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other.

The Company has decided to enhance the assessment of the performance of its three business units by allocating certain costs that were previously unallocated and were reported in the segments Corporate and Other and Manufacturing Operations, to these operating segments. This allocation better reflects the performance of the operating segments and enables among others a better assessment of the contribution of these segments to the Company’s cash flows. The allocated costs include among others costs related to corporate activities that are for the benefit of the business units and the capacity costs of the segment Manufacturing Operations. Also, the elimination of unrealized results on intercompany transactions is allocated to the related operating segments.

The segment information for prior periods has been restated to reflect this reallocation as from the earliest period presented in this report.

The order of presentation of the three business units in the segment information has been changed to be more in line with size and volume of activities.

The presentation of minority interests has been brought in line with SFAS 160, which Statement became effective on January 1, 2009 for the Company.

First quarter 2009 compared to first quarter 2008

•                  all amounts in millions of US dollars unless otherwise stated; data included are unaudited

•                  financial reporting in accordance with US GAAP

•                  the impact on the 2009 financial results of the purchase price accounting (“PPA”) used in connection with acquisitions and related effects on subsequent divestments has been separately provided to demonstrate the impact of these accounting effects. This presentation does not comply with US GAAP; however, the Company believes it provides investors with a useful basis of comparison with the Company’s cash flows

•                  earnings before Interest and Taxes (“EBIT”) as applied by the Company, has the same meaning as income from operations as presented in the accompanying consolidated financial statements

•                  adjusted EBIT refers to EBIT adjusted for incidental items such as restructuring, litigation, IT system reorganization costs, exit of product lines, other non operations-related items, impairments and the effects of purchase price accounting

•                  comparable sales growth reflects relative changes in sales between periods adjusted for the effects of currency exchange rate changes, material acquisitions, divestments and reclassified product lines (consolidation changes)

Management Summary

Economic and financial crisis

The effects from the economic financial crisis continued to have an impact in the 1st quarter of 2009 on both sales and profitability. Nominal sales on a sequential basis declined by 31.6% and this deterioration affected all business segments. The lower sales, and limited visibility, further reduced the utilization of our factories, which declined to 36% in the 1st quarter of 2009 compared to 56% in the 4th quarter of 2008. Based on our book to bill ratio of 1.18, compared to 0.71 in the 4th quarter of 2008, we expect an increase in sales in the 2nd quarter of 2009. Margins in the 1st quarter of 2009 were strongly affected by the lower sales and related lower utilization of our factories, resulting in an EBIT loss of USD 347 million in the 1st quarter of 2009.

NXP Redesign Program

During the period significant progress has been made on execution of the large-scale Redesign Program announced in September 2008. This program is focused on making necessary changes to withstand the significant weakness prevailing in the industry and to optimize the businesses to help deliver NXP’s longer term strategic objectives. The program is now forecast to have restructuring costs of no greater than USD 700 million and is expected to achieve higher annual savings than those initially projected (USD 550 million) by the end of 2010. While the cash expense of the Redesign Program will remain the same in total, the cash-out for the Redesign Program will increase significantly in the next quarters.

The following table represents income elements for the 1st quarters of 2009 and 2008:

	Q1 2008					Q1 2009
In millions of USD	As published	Effects of PPA	Incidental items	Impairment charges	As adjusted	As published	Effects of PPA	Incidental items	Impairment charges	As adjusted

Sales	1,519				1,519	673	—	—	—	673
Wireless business wafer sales	—				—	29	—	—	—	29
Total group sales	1,519	—	—	—	1,519	702	—	—	—	702
% nominal growth	4.0				4.0	(53.8)				(53.8)
% comparable growth	0.8				0.8	(43.4)				(43.4)

Gross margin	556	(26)	(8)	—	590	68	(4)	(41)	—	113
Selling expenses	(107)	—	—	—	(107)	(61)	—	—	—	(61)
General and administrative expenses	(295)	(156)	(14)	—	(125)	(173)	(81)	(21)	—	(71)
Research and development expenses	(346)	—	(4)	—	(342)	(187)	—	(8)	—	(179)
Write-off of acquired In Process
Research and Development	(12)	(12)	—	—	—	—	—	—	—	—
Other income and expenses	37	—	21	—	16	6	—	5	—	1
EBIT	(167)	(194)	(5)	—	32	(347)	(85)	(65)	—	(197)
Financial income and (expenses)	59	—	—	—	59	(309)	—	—	—	(309)
Income tax benefit (expense)	46	47	—	—	(1)	13	17	—	—	(4)
Results equity-accounted investees	(4)	—	—	—	(4)	75	—	—	—	75
Net income (loss)	(66)	(147)	(5)	—	86	(568)	(68)	(65)	—	(435)

Certain non-US GAAP financial measures have been used when discussing the NXP Group’s financial position. The following table represents a reconciliation of EBIT to Adjusted EBIT and Adjusted EBITDA:

EBIT to Adjusted EBITDA

In millions of USD	Q1 2008	Q1 2009

EBIT	(167)	(347)

Exclude:
PPA effects amortization intangible fixed assets	(168)	(81)
PPA effects depreciation tangible fixed assets	(26)	(4)
Exit of product lines	—	—
Restructuring costs	(5)	(35)
Other incidental items	—	(30)

Adjusted EBIT	32	(197)

Exclude:
Remaining amortization intangible fixed assets	(9)	(9)
Remaining depreciation tangible fixed assets	(142)	(117)

Adjusted EBITDA	183	(71)

The following table represents income elements excluding PPA, incidental items and impairment charges for the 1st quarter of 2009 and the 4th quarter of 2008:

In millions of USD unless otherwise	Year-on-year		Sequential
stated	Q1 2008	Q1 2009	Q4 2008	Q1 2009

Sales	1,519	673	979	673
Wireless business wafer sales	—	29	47	29
Total group sales	1,519	702	1,026	702

Sales growth% excl. wafer sales:
% nominal growth	4.0	(55.7)	(26.7)	(31.3)
% comparable growth	0.8	(43.4)	(21.9)	(29.4)

Gross margin	590	113	211	113
As % of sales
(excl. wafer sales)	38.8	16.8	21.6	16.8
Selling expenses	(107)	(61)	(73)	(61)
General and administrative expenses	(125)	(71)	(46)	(71)
Research and development expenses	(342)	(179)	(176)	(179)
Other income	16	1	(14)	1
Adjusted EBIT	32	(197)	(98)	(197)

Adjusted EBITA	41	(188)	(84)	(188)
Adjusted EBITDA	183	(71)	41	(71)

Sales

Sales by segment

In millions of USD unless otherwise	Year-on-year				Sequential
stated			% change				% change
	Q1 2008	Q1 2009	Nom.	Comp.	Q4 2008	Q1 2009	Nom.	Comp.

Automotive & Identification	337	179	(46.9)	(44.1)	263	179	(31.9)	(30.9)
MultiMarket Semiconductors	549	315	(42.6)	(40.6)	424	315	(25.7)	(25.0)
Home	205	135	(34.1)	(50.0)	223	135	(39.5)	(37.5)
Manufacturing Operations	62	61	• (1)	• (1)	94	61	• (1)	• (1)
Corporate and Other	18	12	• (1)	• (1)	22	12	• (1)	• (1)
Divested Wireless activities	348	—	—	—	—	—	—	—
	1,519	702	(53.8)	(43.4)	1,026	702	(31.6)	(29.4)

(1) Not meaningful

Sales

Sales, including sales of wafers to ST-E Wireless of USD 29 million, were USD 702 million for the 1st  quarter of 2009 compared to USD 1,519 million for the 1st quarter of 2008, a decrease of 53.8 % on a nominal basis and on a comparable basis sales declined by 43.4%. The sales decline was mainly due to the global economic crisis that commenced during the second half of last year and the consolidation changes amounting to USD 302 million primarily due to the divested wireless activities in 2008. Furthermore, sales for the 1st quarter of 2009 were affected by the unfavorable currency effect of USD 38 million compared to the same quarter last year.

The very weak economic environment in the 1st quarter of 2009 affected all business segments. The Automotive & Identification business showed a 44.1% decline on a comparable basis, which was in line with the market development. The automotive market was affected by the continued low demand and the related car production. Sales in Identification were also weak following a slowdown in government related projects. Sales in the MultiMarket segment declined by 40.6% on a comparable basis. The decline was across the product portfolio especially in commodity products marginally compensated by additional sales in base stations in the China region. Home segment sales decreased on a comparable basis by 50.0% due to the decline in end customer demand and higher inventory levels at distribution partners. The market continued to be weak for mainstream (retail) Set-Top Boxes, Can Tuners and Analog CRT. The market for Digital TV sales continued to show year-on-year negative growth, strongly driven by inventory corrections in the supply chain.

Nominal sales declined by 31.6% in the 1st quarter of 2009 compared to the 4th quarter of 2008 and 29.4% on a comparable basis. The decline was across all of the business segments due to the continued weak economic environment experienced in the global market including the semiconductor industry.

Gross margin

The gross margin was USD 68 million in the 1st quarter of 2009 compared to USD 556 million in the same quarter last year. Gross margin included PPA charges of USD 4 million and incidental items amounting to USD 41 million in the reporting period, compared to PPA charges of USD 26 million and incidental items of USD 8 million in the 1st quarter of 2008. Excluding PPA effects and incidental items, the gross margin was USD 113 million in the 1st quarter of 2009 compared USD 590 million in the corresponding period in 2008. The divestment of our wireless activities reduced gross margin by USD 141 million. In addition, the gross margin was strongly affected by lower sales and related lower factory utilization (36% in the 1st quarter of 2009 compared to 87% in the 1st quarter of 2008 and 56% in the 4th quarter of 2008), partly offset by savings from the Redesign Program.

Furthermore, gross margin for the 1st quarter of 2009 included a loss of USD 17 million from the revaluation of currency contracts, compared to a gain of USD 22 million in the corresponding period last year.

The adjusted gross margin as a percentage of sales, excluding Wireless business wafer sales, declined to 16.8% in the 1st quarter of 2009 compared to 38.8% in the corresponding period in 2008.

Incidental items for the 1st quarter of 2009 amounted to a loss of USD 41 million which includes process transfer costs of USD 24 million, to enable the manufacturing restructuring program, and restructuring charges of USD 17 million. Incidental items amounting to a loss of USD 8 million in the 1st quarter of 2008 were mainly related to process transfer costs.

Excluding the PPA effects and incidental items, the gross margin as a % of sales, excluding Wireless business wafer sales, sequentially decreased to 16.8% or USD 113 million in the 1st quarter of 2009 from 21.6% or USD 211 million in the 4th quarter of 2008. Gross margin was affected by the low sales volume and related factory utilization (36% in the 1st quarter of 2009 compared to 56% in the 4th quarter of 2008)  and was partly offset by the savings as a result of the Redesign Program.

Selling expenses

Selling expenses were USD 61 million in the 1st quarter of 2009 compared to USD 107 million in the corresponding quarter last year. The lower selling expenses were mainly caused by the divestment of the wireless activities (USD 29 million) partly offset by the acquired activities in the Home segment. Furthermore the Redesign Program contributed to the lower selling expenses. Selling expenses as a % of sales for the 1st quarter of 2009 were 8.9% compared to 7.0% in the same quarter last year, an increase largely driven by the rapid decline in sales volume.

Selling expenses, excluding incidental items, were USD 61 million in the 1st quarter of 2009 compared to USD 73 million in the 4th quarter of 2008. The lower selling expenses were due to the ongoing Redesign Program.

General and administrative expenses

G&A expenses were reduced to USD 173 million in the 1st quarter of 2009 from USD 295 million in the corresponding quarter of 2008. The PPA effects, included in the G&A expenses, amounted to USD 81 million in the 1st quarter of 2009 compared to USD 156 million in the same period of 2008.

Incidental items in the 1st quarter of 2009 amounted to a loss of USD 21 million and were mainly related to restructuring costs of USD 12 million, M&A related costs of USD 5 million and IT system reorganization costs of USD 4 million.

Excluding PPA effects and incidental items, G&A expenses were reduced to USD 71 million in the first quarter of 2009 compared to USD 125 million in the corresponding period of 2008. The reduction in G&A expenses was largely driven by the impact of USD 35 million from the divestment of our wireless activities and the ongoing efforts in the Redesign Program.

Excluding PPA effects and incidental items, G&A expenses were USD 71 million in the 1st quarter of 2009 compared to USD 46 million in 4th quarter of 2008. The increased G&A expenses were largely caused by non-cash releases for the share-based compensation program of USD 13 million in the 4th quarter of 2008 compared to a charge in the current quarter of USD 5 million.

Research and development expenses

R&D expenses amounted to USD 187 million in the 1st quarter of 2009 compared to USD 346 million in the same quarter last year. The R&D expenses included PPA effects and incidental items of USD 8 million in the 1st quarter of 2009 compared to USD 16 million in the corresponding period in 2008. Excluding PPA effects and incidental items the lower R&D expenses were mainly due to the divestment of our wireless activities and the effect of the exited businesses with a combined effect of

USD 136 million. Furthermore, substantial reductions have been realized through the ongoing Redesign Program in the Home segment and Corporate and Other. These reductions were partly offset by additional costs of USD 25 million related to the in 2008 acquired activities in the Home segment. Moreover, expenses were also positively affected by favorable currency translation effects of USD 17 million compared to the same quarter last year.

The incidental items in the 1st quarter of 2009 were a loss of USD 8 million, of which USD 6 million was related to the restructuring costs. Incidental items in the 1st quarter of 2008 were a loss of USD 4 million related to restructuring costs.

Excluding PPA effects and incidental items, R&D expense in the 1st quarter of 2009 were USD 179 million compared to USD 176 million in the 4th quarter of 2008. The increase in R&D expenses was mainly due to the timing difference of certain projects.

Other income

Other income amounted to a gain of USD 6 million in the 1st quarter of 2009 compared to a gain of USD 37 million in the same quarter last year.

Other income in the 1st quarters of 2009 and 2008 included incidental items for an amount of USD 5 million and USD 21 million, respectively, and were fully related to gains realized on completed divestment transactions. Other income excluding incidental items in the 1st quarter of 2008 was USD 16 million and was mainly related to gains from the disposal of various fixed assets.

EBIT

In millions of USD unless otherwise stated	Q1 2008				Q1 2009
	EBIT	Adjusted EBIT	As a % of sales		EBIT	Adjusted EBIT	As a % of sales

Automotive & Identification	2	44	13.1		(86)	(44)	(24.6)
MultiMarket Semiconductors	33	81	14.8		(101)	(60)	(19.0)
Home	(66)	(34)	(16.6)		(88)	(79)	(58.5)
Manufacturing Operations	(30)	(7)	•	(1)	(50)	(9)	• (1)
Corporate and Other	(6)	2	•	(1)	(22)	(5)	• (1)
Divested Wireless activities	(100)	(54)	(15.5)		—	—	—
	(167)	32	2.1		(347)	(197)	(28.1)

(1) Not meaningful

EBIT

EBIT in the 1st quarter of 2009 was a loss of USD 347 million compared to USD 167 million in the same quarter last year. Included are PPA effects of USD 85 million (2008: USD 194 million) and incidental items amounting to a loss of USD 65 million (2008: loss of USD 5 million). Incidental items in the 1st quarter of 2009 mainly related to the restructuring costs of USD 35 million, process transfer costs of USD 24 million, IT system reorganization costs of USD 4 million and acquisition related expenses of USD 7 million. These were partly offset by a gain of USD 5 million related to completion of previous divestments.

Adjusted EBIT for the 1st quarter of 2009 was a loss of USD 197 million compared to a gain of USD 32 million in the same quarter last year. The decline in EBIT was mainly caused by the reduced sales volume and related lower factory utilization, partly offset by cost reductions and savings achieved due to the Redesign Program. Furthermore, adjusted EBIT for the 1st quarter of 2009 included a loss on revaluation of currency contracts of USD 17 million compared to a gain of USD 22 million in the corresponding quarter last year.

Adjusted EBIT for the 1st quarter of 2009 was a loss of USD 197 million compared to a loss of USD 98 million in the 4th quarter of 2008. The increased loss is mainly related to lower margins as a consequence of lower sales volume and related lower factory utilization (36% in the 1st quarter compared to 56% in the 4th quarter), partly offset by the savings due to the Redesign Program.

Financial income and expense

Financial income and expense amounted to an expense of USD 309 million in the 1st quarter of 2009 compared to an income of USD 59 million in the same quarter last year. Included is a loss of USD 201 million (1st quarter of 2008: profit of USD 178 million) as a result of changes in currency rates, predominantly related to our USD denominated notes and cash position. Net interest expense amounted to USD 101 million in the 1st quarter of 2009 compared to USD 114 million in the corresponding quarter last year.

Income tax benefit (expense)

Tax benefits, in connection with losses the Company incurred during the 1st quarter of 2009, were more than offset by a net charge of USD 133 million related to the increase of the  valuation allowance against our deferred tax assets in the Netherlands, Germany, France and USA.

Excluding PPA effects, the Company recognized an income tax expense of USD 4 million compared to an expense of USD 1 million in the same quarter last year.

Result relating to equity-accounted investees

Equity-accounted investees resulted in a gain of USD 75 million in the 1st quarter of 2009 compared to loss of USD 4 million in the same quarter last year. The gain in the 1st quarter of 2009 was largely due to the release of translation differences related to the sale of our share in the ST-NXP Wireless joint venture.

Net income

Net income for the 1st quarter of 2009 was a loss of USD 568 million compared to a loss of USD 66 million in the 1st quarter of 2008. The decline in net income is mainly attributable to lower margins as a result of lower sales volumes and unfavorable currency effects as included in the financial income and expenses.

Adjusted EBITA

Adjusted EBITA for the 1st quarter of 2009 was a loss of USD 188 million compared to a gain of USD 41 million in the same quarter last year.

Adjusted EBITDA

Adjusted EBITDA amounted to a loss of USD 71 million in the 1st quarter of 2009 compared to a gain of USD 183 million in the corresponding quarter last year.  Adjusted EBITDA was affected by the lower sales, combined effect from the divestment of the wireless activities in 2008 and the weak economic environment partly offset by lower operating expenses. The difference between Adjusted EBITA and Adjusted EBITDA in the 1st quarter of 2009 is explained by depreciation costs of USD 117 million.

Performance by segment

Automotive & Identification

Key data

In millions of USD unless otherwise stated	Year-on-year		Sequential
	Q1 2008	Q1 2009	Q4 2008	Q1 2009

Sales	337	179	263	179
% nominal growth	12.0	(46.9)	(19.3)	(31.9)
% comparable growth	(1.5)	(44.1)	(15.6)	(30.9)
EBIT	2	(86)	(30)	(86)
Effects of PPA	(38)	(33)	(35)	(33)
Incidental items	(4)	(9)	(11)	(9)
Adjusted EBIT	44	(44)	16	(44)
as a % of sales	13.1	(24.6)	6.1	(24.6)

Sales

Sales for the 1st quarter of 2009 were USD 179 million compared to USD 337 million in the same quarter last year, resulting in a 46.9% nominal decline and 44.1% on a comparable basis. This decline reflects the continuous weakness in the automotive market during the 1st quarter of 2009. The Identification sales were affected by a slow down of various government projects and price erosion in banking card business. Furthermore, unfavorable currency translation effects of USD 17 million impacted the sales compared to the 1st quarter of 2008.

On a sequential basis, sales dropped to USD 179 million in the 1st quarter of 2009 from USD 263 million in the 4th quarter of 2008, a comparable decline of 30.9%, reflecting the continued decline in the automotive market. The decrease was across all the product lines. However, there were major design wins for complete Car Access System and Car Radio Tuner for a large European car manufacturer and a leading Japanese Infotainment manufacturer, respectively.

EBIT

Adjusted EBIT in the 1st quarter of 2009 was a loss of USD 44 million compared to a profit of USD 44 million in the corresponding quarter last year. This decline was mainly due to the reduced sales and related lower gross margin contribution, partly offset by the lower operating expenses. The rapid decline in sales volume has also affected the product margins. Incidental items for the 1st quarter of 2009 were a loss of USD 9 million mainly related to process transfer costs of USD 7 million and restructuring related costs of USD 2 million.

On a sequential basis, adjusted EBIT decreased to a loss of USD 44 million in the 1st quarter of 2009 from a profit of USD 16 million in the 4th quarter of 2008. The lower EBIT was mainly due to lower sales volumes, which were partly offset by a reduced cost base.

MultiMarket Semiconductors

Key data

In millions of USD unless otherwise stated	Year-on-year		Sequential
	Q1 2008	Q1 2009	Q4 2008	Q1 2009

Sales	549	315	424	315
% nominal growth	2.8	(42.6)	(40.1)	(25.7)
% comparable growth	3.2	(40.6)	(25.8)	(25.0)
EBIT	33	(101)	(64)	(101)
Effects of PPA	(47)	(39)	(43)	(39)
Incidental items	(1)	(2)	26	(2)
Adjusted EBIT	81	(60)	(47)	(60)
as a % of sales	14.8	(19.0)	(11.1)	(19.0)

Sales

Sales in the 1st quarter of 2009 amounted to USD 315 million compared to USD 549 million in the corresponding period of 2008, reflecting a 42.6% nominal sales decline. On a comparable basis the sales declined by 40.6% compared to the same quarter in 2008 reflecting the lower end customer demand and tight inventory controls at the distribution partners in a weak market. Sales across all the business lines decreased, except for Mobile Infrastructure, especially commodities like General Applications Power Management and Automotive MOS. Furthermore, sales in the 1st quarter of 2009 were impacted by unfavorable currency translation effects of USD 20 million compared to the 1st quarter of 2008.

Sales declined by 25.0% on a comparable and sequential basis to USD 315 million in the 1st quarter of 2009 from USD 424 million in the 4th quarter of 2008. The decline was across all business lines due to the continued weakness in the market.

EBIT

Adjusted EBIT in the 1st quarter of 2009 was a loss of USD 60 million compared to a profit of USD 81 million in the corresponding period of 2008. Lower sales and the related lower factory utilization and an unfavorable mix impacted the gross margin partly offset by lower operating expenses. Incidental items in the 1st quarter of 2009 were a loss of USD 2 million mainly related to process transfer costs.

On a sequential basis, adjusted EBIT declined to a loss of USD 60 million in the 1st quarter of 2009 from a loss of USD 47 million in the 4th quarter of 2008. The decline was mainly due to lower sales volume resulting in lower gross margins, partly offset by savings in operating expenses as a result of the Redesign Program.

Home

Key data

In millions of USD unless otherwise stated	Year-on-year		Sequential
	Q1 2008	Q1 2009	Q4 2008	Q1 2009

Sales	205	135	223	135
% nominal growth	(10.5)	(34.1)	5.2	(39.5)
% comparable growth	(6.1)	(50.0)	(18.6)	(37.5)
EBIT	(66)	(88)	(83)	(88)
Effects of PPA	(28)	(6)	(13)	(6)
Incidental items	(4)	(3)	(21)	(3)
Impairment goodwill and other intangibles	—	—	(9)	—
Adjusted EBIT	(34)	(79)	(40)	(79)
as a % of sales	(16.6)	(58.5)	(17.9)	(58.5)

Sales

Sales for the 1st quarter of 2009 were USD 135 million compared to USD 205 million in the same quarter in 2008, a nominal sales decline of 34.1%. On a comparable basis sales declined by 50.0% mainly due to the general economic downturn, the continued decline in the CRT and Flat TV market and the weakness in the main stream (retail) STB and Can Tuner market. However, there were significant design-wins with top tier1 TV OEMs and leading cable operators in Americas, Europe and China.

Sales were USD 135 million in the 1st quarter of 2009 compared to USD 223 million in the 4th quarter of 2008 resulting in a nominal decline  of 39.5%, and 37.5% on comparable basis reflecting the continuous decline in the end user market and inventory corrections in the supply chain.

EBIT

Adjusted EBIT in the 1st quarter of 2009 was a loss of USD 79 million compared to USD 34 million in the corresponding quarter last year. The decrease in adjusted EBIT is mainly driven by lower margins as a result of lower sales. Lower operating expenses resulting from the restructuring efforts in the Home segment were partly offset by operating expenses incurred in the in 2008 acquired activities. The incidental items for the 1st  quarter of 2009 were a loss of USD 3 million mainly related to the restructuring of the R&D organization.

On a sequential basis, the adjusted EBIT loss increased from USD 40 million in the 4th quarter of 2008 to a loss of USD 79 million in the 1st quarter of 2009. The better mix was more than offset by decreased sales volumes leading to a lower margin

Manufacturing Operations

Key data

In millions of USD unless otherwise stated	Year-on-year		Sequential
	Q1 2008	Q1 2009	Q4 2008	Q1 2009

Sales(2)	62	32	47	32
Wireless business wafer sales	—	29	47	29
Total sales	62	61	94	61
% nominal growth	• (1)	• (1)	• (1)	• (1)
% comparable growth	• (1)	• (1)	• (1)	• (1)
EBIT	(30)	(50)	(55)	(50)
Effects of PPA	(23)	(7)	(1)	(7)
Incidental items	—	(34)	(34)	(34)
Adjusted EBIT	(7)	(9)	(20)	(9)
as a % of sales	•	•	•	•

(1)  Percentage not meaningful.

(2)  Excluding internal sales to other Business Units

Sales

Excluding wafer sales to the ST-Ericsson Wireless JV, the sales reduced to USD 32 million in the 1st quarter of 2009 from USD 62 million in the 1st quarter of 2008. The decline in sales is due to the ongoing sluggish demand as a result of economic downturn in the semiconductor industry.

On a sequential basis, sales reduced from 47 million (excluding wafer sales to the ST-NXP JV) in the 4th quarter of 2008 to USD 32 million in the 1st quarter of 2009.

EBIT

Adjusted EBIT in the 1st quarter of 2009 was a loss of USD 9 million compared to USD 7 million in the corresponding quarter last year. The decline in adjusted EBIT was due to the lower factory utilization of 36% in the 1st quarter of 2009 compared to 87% in the same quarter last year. Incidental items for the 1st quarter of 2009 were a loss of USD 34 million and were mainly related to the restructuring costs and process transfer costs.

On a sequential basis, the adjusted EBIT reduced from a loss of USD 20 million in the 4th quarter of 2008 to a loss of USD 9 million in the 1st quarter of 2009. The decrease in loss was mainly attributable to the savings realized by the accelerated implementation of the Redesign Program.

Corporate and Other

Key data

In millions of USD unless otherwise stated	Year-on-year			Sequential
	Q1 2008		Q1 2009	Q4 2008	Q1 2009

Sales	18		12	22	12
% nominal growth	•	(1)	• (1)	•	• (1)
% comparable growth	•	(1)	• (1)	•	• (1)
EBIT	(6)		(22)	(7)	(22)
Effects of PPA	—		—	—	—
Incidental items	(8)		(17)	(9)	(17)
Impairment goodwill and other intangibles	—		—	1	—
Adjusted EBIT	2		(5)	1	(5)
as a % of sales	•		•	•	•

(1) Percentage not meaningful.

Sales

Sales in Corporate and Other segment mainly relate to IP licensing and NXP Software sales.

EBIT

EBIT for the 1st quarter of 2009 was a loss of USD 22 million compared to a loss of USD 6 million in the same quarter last year. The higher loss was mainly due to loss on revaluations of currency contracts of USD 17 million compared to a gain of USD 22 million in the 1st quarter of 2008.

Incidental items in the 1st quarter of 2009 were a loss of USD 17 million mainly related to the restructuring costs. The incidental items in the 1st quarter of 2008 were mainly related to IT system reorganization costs.

Divested Wireless activities

Key data

In millions of USD unless otherwise stated	Year-on-year		Sequential
	Q1 2008	Q1 2009	Q4 2008	Q1 2009

Sales	348	—	—	—
% nominal growth	—	—	—	—
% comparable growth	—	—	—	—
EBIT	(100)	—	(19)	—
Effects of PPA	(58)	—	—	—
Incidental items	12	—	(11)	—
Adjusted EBIT	(54)	—	(8)	—
as a % of sales	(15.5)	—	—	—

The divested wireless activities have been included in the Group consolidated accounts for the period January — July 2008.

Liquidity and capital resources

At the end of the 1st quarter of 2009, cash and cash equivalents amounted to USD 1,706 million compared to USD 1,796 million at the end of the 4th quarter of 2008. The cash position includes the amount of USD 200 million drawn from the senior secured revolving credit facility on February 13th, 2009. Including the cash position and the unused senior secured revolving credit facility, NXP had in total access to liquidity resources of USD 1,758 million as at end of the 1st quarter 2009.

Net cash used for operating activities amounted to USD 368 million in the 1st quarter of 2009, mainly due to lower collections resulting from lower sales volumes compared to 4th quarter of 2008. Included in the net cash used for operating activities is an amount of USD 92 million in connection with the Redesign Program. The continued focus on cash flow management and actions resulted in lower inventory level for the 4th consecutive quarter.

Net cash provided by investing activities was USD 105 million. It includes the cash proceeds from the sale of NXP’s shareholding in the ST-NXP Wireless Joint Venture and our remaining share in DSPG amounting to USD 110 million in total. The capex for the 1st quarter of 2009 amounted to USD 37 million. The cash from investing activities also included a USD 18 million cash receipt from a loan repayment. The proceeds from disposals of property, plant and equipment amounted to USD 5 million.

Net cash provided by financing activities includes the amount of USD 200 million, drawn from senior secured revolving credit in February 2009.

Given the crisis in the financial markets and based on our risk assessment we have deposited almost all our cash with at least A rated financial institutions.

In relation to the divestment of our wireless activities we recognized gross proceeds of USD 1,550 million in 2008.

The table below represents the additional adjustments made towards the excess proceeds at end of the 1st quarter of 2009.

Gross cash proceeds	1,550
Transaction-related expenses and accruals incl. taxes *	(507)
Cash divested	(33)
Net available cash	1,010

Use of proceeds 2008:
Relevant Capex	40
Conexant STB acquisition	111
Repayment revolving credit facility	450
Use of proceeds during 2008	601

Use of proceeds 2009:
Relevant Capex	32
Use of proceeds during 2009	32

Excess proceeds	377

*        Any provisions, accruals and expenses related to the divestment of the Wireless business can be deducted from the    gross proceeds.

In addition, cash proceeds resulting from the sale of our shareholding in the ST-NXP Wireless JV, received in the 1st quarter of 2009, amounted to USD 92 million.

Subsequent events

Since our separation from Philips on September 29, 2006, Deloitte Accountants N.V. (“Deloitte”) has audited NXP B.V. and its subsidiaries. Our policy on external auditors is to review every three years the appointment of the external auditors for the next three reporting years.  Pursuant to this policy our shareholders, upon the proposal of the Supervisory Board and Board of Management, have selected KPMG Accountants N.V. (“KPMG”) as external independent auditor for the reporting periods commencing January 1, 2009. During the fiscal years ended December 31, 2006, 2007 and 2008, respectively, and through April 29, 2009, there have been no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

On April 2, 2009, the Company announced the closing of two separate private offers to exchange existing unsecured and secured notes for new U.S. dollar and Euro-denominated superpriority notes upon the terms and subject to the conditions set forth in the confidential offering memorandum relating to the exchange offers. The purpose of the exchange offers, commenced on March 3, 2009, is to reduce the Company’s overall indebtedness and related interest expense.  As a result, overall indebtedness will be reduced by approximately USD 465 million, with a corresponding increase in net income, taking into account tax effects, if any. Furthermore, the related annual interest expense will be reduced by approximately USD 30 million. As a follow-up, the Company and group companies may from time to time seek to retire or purchase the outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

Outlook

Visibility of sales development going forward remains extremely limited. The very weak macro-economic conditions are still continuing. Although we recently experienced positive order book developments, we believe the improved book to bill is primarily driven by supply chain replenishment as opposed to any fundamental improvement of the semiconductors market.

Under these circumstances, a 10 to 25% sequential sales increase in the second quarter on a business and currency comparable basis could be achievable, which excludes wafer sales to the ST-Ericsson Wireless JV. It is still very unclear how the overall market sentiment in the remainder of the year will develop.

Eindhoven, April 29, 2009

Board of Management

Consolidated statements of operations

all amounts in millions of USD

	January to March
	2008	2009

Sales	1,519	702

Cost of sales	(963)	(634)

Gross margin	556	68

Selling expenses	(107)	(61)
General and administrative expenses:
- Impairment goodwill and other intangibles	—	—
- Other general and administrative expenses	(295)	(173)
Research and development expenses	(346)	(187)
Write-off of acquired in-process research and development	(12)	—
Other income (expense)	37	6

Income (loss) from operations	(167)	(347)

Financial income (expense)	59	(309)

Income (loss) before taxes	(108)	(656)

Income tax (expense) benefit	46	13

Income (loss) after taxes	(62)	(643)

Results relating to equity-accounted investees	(4)	75

Net income (loss)	(66)	(568)

Attribution of net income:
Net income (loss) attributable to shareholder	(78)	(558)
Net income (loss) attributable to minority interests	12	(10)
Net income (loss)	(66)	(568)

Consolidated balance sheets

all amounts in millions of USD

	March 31, 2008	December 31, 2008	March 31, 2009

Current assets:
Cash and cash equivalents	519	1,796	1,706
Securities	—	33	—
Receivables	815	517	477
Inventories	1,039	630	592
Assets held for sale	139	—	—
Other current assets	308	212	232
Total current assets	2,820	3,188	3,007

Non-current assets:
Investments in equity-accounted investees	73	158	49
Other non-current financial assets	72	18	18
Other non-current assets	534	469	527
Property, plant and equipment	2,540	1,807	1,679
Intangible assets excluding goodwill	4,021	2,384	2,182
Goodwill	4,026	2,661	2,530
Total non-current assets	11,266	7,497	6,985

Total assets	14,086	10,685	9,992

Current liabilities:
Accounts and notes payable	874	619	428
Accrued liabilities	973	983	989
Short-term provisions	47	129	111
Other current liabilities	89	120	116
Short-term debt	7	403	612
Total current liabilities	1,990	2,254	2,256

Non-current liabilities:
Long-term debt	6,235	5,964	5,863
Long-term provisions	789	1,072	1,104
Other non-current liabilities	122	107	102
Total non-current liabilities	7,146	7,143	7,069

Minority interests	269	213	174
Shareholder’s equity	4,681	1,075	493
Total equity	4,950	1,288	667

Total liabilities and equity	14,086	10,685	9,992

Consolidated statements of cash flows

all amounts in millions of USD

	January to March
	2008	2009

Cash flows from operating activities:
Net income (loss)	(66)	(568)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	333	211
Write-off of in-process research and development	12	—
Net gain on sale of assets	(24)	(76)
Results relating to equity-accounted investees	4	—
Dividends paid to minority shareholders	—	(29)
Decrease (increase) in receivables and other current assets	(74)	(11)
Decrease (increase) in inventories	(64)	32
Increase (decrease) in accounts payable, accrued and other liabilities	(145)	(110)
Decrease (increase) in non-current receivables/other assets	(17)	(81)
Increase (decrease) in provisions	(55)	58
Other items	(172)	206
Net cash provided by (used for) operatingactivities	(268)	(368)
Cash flows from investing activities:
Purchase of intangible assets	(4)	(1)
Capital expenditures on property, plant and equipment	(143)	(37)
Proceeds from disposals of property, plant and equipment	21	5
Proceeds from the sale of securities	—	20
Purchase of interest in businesses	(88)	—
Proceeds from the sale of businesses	16	118
Net cash provided by (used for) investing activities	(198)	105
Cash flows from financing activities:
(Decrease) increase in debt	1	208
Net cash provided by (used for) financing activities	1	208

Effect of changes in exchange rates on cash positions	(57)	(35)

Increase (decrease) in cash and cash equivalents	(522)	(90)
Cash and cash equivalents at beginning of period	1,041	1,796
Cash and cash equivalents at end of period	519	1,706

Consolidated statements of changes in shareholder’s equity

all amounts in millions of USD

	January to March 2009
				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available- for-sale securities	Pension (SFAS No. 158)	Changes in fair value of cash flow hedges	Minority interests	Total equity

Balance as of December 31, 2008	—	5,569	(5,044)	527	6	17	—	213	1,288

Net income (loss)			(558)					(10)	(568)
Current period change				94		(1)		(29)	64
Reclassifications into income				(72)	(6)				(78)
Differences due to translating the parent’s functional currency into Group reporting currency				(45)					(45)
Total comprehensive income (loss), net of tax			(558)	(23)	(6)	(1)		(39)	(627)

Share-based compensation plans		6							6
Balance as of March 31, 2009		5,575	(5,602)	504	—	16	—	174	667

Information by segments

all amounts in millions of USD unless otherwise stated

Sales, R&D expenses and income from operations

	January to March
	2008				2009
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Automotive & Identification	337	67	2	0.6	179	56	(84)	(46.9)
MultiMarket Semiconductors	549	65	33	6.0	315	41	(99)	(31.4)
Home	205	66	(66)	(32.2)	135	68	(86)	(63.7)
Manufacturing Operations (2))	62	14	(30)	•	61	5	(56)	•
Corporate and Other	18	21	(6)	•	12	17	(22)	•
Divested Wireless activities	348	113	(100)	(28.7)	—	—	—	—
Total	1,519	346	(167)	(11.0)	702	187	(347)	(49.4)

(1)          Percentage not meaningful

(2)          For the first quarter of 2009, Manufacturing Operations supplied USD 167 million to other segments (for the first quarter of 2008: USD 594 million), which have been eliminated in the above presentation.

Main countries

all amounts in millions of USD

Sales

	January to March
	2008	2009

China	271	114
Netherlands	245	149
Taiwan	109	41
United States	135	67
Singapore	143	90
Germany	102	49
South Korea	199	44
Other Countries	315	148
Total	1,519	702

The allocation is based on invoicing organization.

Reconciliation of non-US GAAP information

all amounts in millions of USD unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition (in %)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q1 2009 versus Q1 2008

Automotive & Identification	(44.1)	(2.8)	—	(46.9)
MultiMarket Semiconductors	(40.6)	(2.0)	—	(42.6)
Home	(50.0)	(0.2)	16.1	(34.1)
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	(43.4)	(1.8)	(8.6)	(53.8)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q1 2008 versus Q1 2007

Automotive & Identification	(1.5)	5.9	7.6	12.0
MultiMarket Semiconductors	(5.7)	3.1	(2.6)	(5.2)
Home	(6.1)	1.4	(5.8)	(10.5)
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	0.8	3.0	0.2	4.0

(1) Not meaningful

Adjusted EBITA to EBITA to Net income (loss)

	Q1 2008	Q1 2009
Adjusted EBITA	41	(188)
Add back:
Exit of product lines	—	—
Restructuring costs	(5)	(35)
Other incidental items	—	(30)
Effects of PPA	(26)	(4)
Results of equity-accounted investees	(4)	75

EBITA	6	(182)

Include:
Amortization intangible assets	(177)	(90)
Financial income (expenses)	59	(309)
Income tax (expense) benefit	46	13

Net income (loss)	(66)	(568)

Adjusted EBITDA to EBITDA to Net income (loss)

	Q1 2008	Q1 2009

Adjusted EBITDA	183	(71)
Add back:
Exit of product lines	—	—
Restructuring costs	(5)	(35)
Other incidental items	—	(30)
Results of equity-accounted investees	(4)	75

EBITDA	174	(61)

Include:
Amortization intangible assets	(177)	(90)
Depreciation property, plant and equipment	(168)	(121)
Financial income (expenses)	59	(309)
Income tax (expense) benefit	46	13

Net income (loss)	(66)	(568)

Adjusted EBIT to EBIT (=IFO)

	NXP Group	Automotive & Identification	MultiMarket Semiconductors	Home	Manufacturing Operations	Corporate and Other	Divested Wireless activities
Q1 2009

Adjusted EBIT	(197)	(42)	(58)	(77)	(15)	(5)	—
Add back:
Exit of product lines	—
Restructuring costs	(35)	(2)		(2)	(16)	(15)
Other incidental items	(30)	(7)	(2)	(1)	(18)	(2)
Effects of PPA	(85)	(33)	(39)	(6)	(7)	—
EBIT	(347)	(84)	(99)	(86)	(56)	(22)	—

Q1 2008

Adjusted EBIT	32	44	81	(34)	(7)	2	(54)
Add back:
Exit of product lines	—
Restructuring costs	(5)		(1)	(4)
Other incidental items	—	(4)				(8)	12
Effects of PPA	(194)	(38)	(47)	(28)	(23)	—	(58)
EBIT	(167)	2	33	(66)	(30)	(6)	(100)

Composition of net debt to total equity

	December 31, 2008	March 31, 2009
Long-term debt	5,964	5,863
Short-term debt	403	612
Total debt	6,367	6,475
Cash and cash equivalents	(1,796)	(1,706)
Net debt (total debt less cash and cash equivalents)	4,571	4,769

Minority interests	213	174
Shareholder’s equity	1,075	493
Total equity	1,288	667

Net debt and total equity	5,859	5,436
Net debt divided by net debt and total equity (in %)	78	88
Total equity divided by net debt and total equity (in %)	22	12

Supplemental consolidated statement of operations for the period January to March, 2009 all amounts in millions of USD

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub-total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Sales	—	526	160	686	16	—	702
Intercompany sales	—	101	61	162	29	(191)	—
Total sales	—	627	221	848	45	(191)	702
Cost of sales	8	(533)	(202)	(727)	(67)	160	(634)
Gross margin	8	94	19	121	(22)	(31)	68
Selling expenses	—	(44)	(22)	(66)	—	5	(61)
General and administrative expenses	(82)	(95)	(4)	(181)	—	8	(173)
Research and development expenses	5	(155)	(56)	(206)	1	18	(187)
Write-off of acquired in-process research and development	—	—	—	—	—	—	—
Other business income (loss)	(58)	7	58	7	(1)	—	6
Income (loss) from operations	(127)	(193)	(5)	(325)	(22)	—	(347)
Financial income and expenses	(271)	(41)	3	(309)	—	—	(309)
Income subsidiaries	(333)	—	—	(333)	—	333	—
Income (loss) before taxes	(731)	(234)	(2)	(967)	(22)	333	(656)
Income tax benefit (expense)	98	(87)	2	13			13
Income (loss) after taxes	(633)	(321)	—	(954)	(22)	333	(643)
Results relating to equity-accounted investees	75	—	—	75	—	—	75
Net income (loss)	(558)	(321)	—	(879)	(22)	333	(568)

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub-total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Attribution of net income:
Net income (loss) attributable to shareholder	(558)	(321)	1	(878)	(13)	333	(558)
Net income (loss) attributable to minority interests	—	—	(1)	(1)	(9)	—	(10)
Net income (loss)	(558)	(321)	—	(879)	(22)	333	(568)

Supplemental consolidated balance sheet at March 31, 2009

all amounts in millions of USD

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	1,113	359	86	1,558	148	—	1,706
Securities	—	—	—	—	—	—	—
Receivables	3	333	136	472	5	—	477
Intercompany accounts receivable	386	195	65	646	27	(673)	—
Inventories	—	523	53	576	16	—	592
Other current assets	42	154	33	229	3	—	232
Total current assets	1,544	1,564	373	3,481	199	(673)	3,007

Non-current assets:
Investments in equity-accounted investees	49	—	—	49	—	—	49
Investments in affiliated companies	1,061	—	—	1,061	—	(1,061)	—
Other non-current financial assets	1	15	2	18	—	—	18
Other non-current assets	320	165	41	526	1	—	527
Property, plant and equipment:	224	1,050	156	1,430	249	—	1,679
Intangible assets excluding goodwill	2,134	40	6	2,180	2	—	2,182
Goodwill	2,530	—	—	2,530	—	—	2,530
Total non-current assets	6,319	1,270	205	7,794	252	(1,061)	6,985
Total assets	7,863	2,834	578	11,275	451	(1,734)	9,992

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	356	62	418	10	—	428
Intercompany accounts payable	33	483	155	671	2	(673)	—
Accrued liabilities	328	480	161	969	20	—	989
Short-term provisions	—	110	1	111	—	—	111
Other current liabilities	3	71	42	116	—	—	116
Short-term debt	600	—	11	611	1	—	612
Intercompany financing	—	3,086	(92)	2,994	12	(3,006)	—
Total current liabilities	964	4,586	340	5,890	45	(3,679)	2,256

Non-current liabilities:
Long-term debt	5,855	3	5	5,863	—	—	5,863
Long-term provisions	548	450	101	1,099	5	—	1,104
Other non-current liabilities	3	80	11	94	8	—	102
Total non-current liabilities	6,406	533	117	7,056	13	—	7,069
Minority interests	—	—	21	21	153	—	174
Shareholder’s equity	493	(2,285)	100	(1,692)	240	1,945	493
Total equity	493	(2,285)	121	(1,671)	393	1,945	667
Total liabilities and equity	7,863	2,834	578	11,275	451	(1,734)	9,992

Supplemental consolidated statement of cash flows for the period January to March, 2009 all amounts in millions of USD

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub-Total	Non- guarantors (unrestricted)	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	(558)	(321)	—	(879)	(22)	333	(568)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	333	—	—	333	—	(333)	—
Depreciation and amortization	85	86	14	185	26	—	211
Net gain on sale of assets	(76)	—	—	(76)	—	—	(76)
Results relating to equity-accounted investees	—	—	—	—	—	—	—
Dividends paid to minority shareholders	—	—	—	—	(29)	—	(29)
Decrease (increase) in receivables and other current assets	10	(20)	(1)	(11)	—	—	(11)
Decrease in inventories	—	8	17	25	7	—	32
Increase (decrease) in accounts payable, accrued and other liabilities	20	(155)	26	(109)	(1)	—	(110)
Decrease (increase) intercompany current accounts	(256)	341	(106)	(21)	21	—	—
Increase in non-current receivables/other assets	(43)	(25)	(12)	(80)	(1)	—	(81)
Increase (decrease) in provisions	(55)	118	(5)	58	—	—	58
Other items	204	3	(1)	206	—	—	206
Net cash provided by (used for) operating activities	(336)	35	(68)	(369)	1	—	(368)

Cash flows from investing activities:
Purchase of intangible assets	—	—	(1)	(1)	—	—	(1)
Capital expenditures on property, plant and equipment	—	(34)	(3)	(37)	—	—	(37)
Proceeds from disposals of property, plant and equipment	—	5	—	5	—	—	5
Proceeds from the sale of securities	20	—	—	20	—	—	20
Purchase of interest in businesses	—	—	—	—	—	—	—
Proceeds from sale of interests in businesses	100	—	18	118	—	—	118
Net cash (used for) provided by investing activities	120	(29)	14	105	—	—	105

Cash flows from financing activities:
Increase (decrease) in short-term debt	200	(1)	9	208	—	—	208
Net changes in intercompany financing	(23)	(22)	45	—	—	—	—
Net changes in intercompany equity	73	(30)	2	45	(45)	—	—
Net cash provided by (used for) financing activities	250	(53)	56	253	(45)	—	208
Effect of changes in exchange rates on cash positions	(31)	1	(5)	(35)	—	—	(35)
Increase (decrease) in cash and cash equivalents	3	(46)	(3)	(46)	(44)	—	(90)
Cash and cash equivalents at beginning of period	1,110	405	89	1,604	192	—	1,796
Cash and cash equivalents at end of period	1,113	359	86	1,558	148	—	1,706

Quarterly statistics

all amounts in millions of USD unless otherwise stated

	2008				2009
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	1,519	1,524	1,374	1,026	702
% increase	4.0	(0.9)	(16.4)	(38.9)	(53.8)

EBIT	(167)	(284)	(1,937)	(258)	(347)
as a % of sales	(11.0)	(18.6)	(141.0)	(25.1)	(49.4)

EBITA	6	(113)	(1,089)	(402)	(182)
as a % of sales	0.4	(7.4)	(79.3)	(39.2)	(25.9)

EBITDA	174	57	(869)	(267)	(61)
as a % of sales	11.5	3.7	(63.2)	(26.0)	(8.7)

Adjusted EBITA	41	(29)	15	(84)	(188)
as a % of sales	2.7	(1.9)	1.1	(8.2)	(26.8)

Adjusted EBITDA	183	114	147	41	(71)
as a % of sales	12.0	7.5	10.7	4.0	(10.1)

Net income	(66)	(319)	(2,540)	(649)	(568)

	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	1,519	3,043	4,417	5,443	702
% increase	4.0	1.5	(4.9)	(13.9)	(53.8)

EBIT	(167)	(451)	(2,388)	(2,646)	(347)
as a % of sales	(11.0)	(14.8)	(54.1)	(48.6)	(49.4)

EBITA	6	(107)	(1,196)	(1,598)	(182)
as a % of sales	0.4	(3.5)	(27.1)	(29.4)	(25.9)

EBITDA	174	231	(638)	(905)	(61)
as a % of sales	11.5	7.6	(14.4)	(16.6)	(8.7)

Adjusted EBITA	41	12	27	(57)	(188)
as a % of sales	2.7	0.4	0.6	(1.0)	(26.8)

Adjusted EBITDA	183	297	444	485	(71)
as a % of sales	12.0	9.8	10.1	8.9	(10.1)

Net income	(66)	(385)	(2,925)	(3,574)	(568)

	period ending 2008				Period ending 2009

Inventories as a % of sales	16.3	15.9	12.0	11.6	12.8

Net debt: total equity ratio	54 : 46	57 : 43	70 : 30	78 : 22	88 : 12

Employees (in FTE)	36,800	36,576	33,622	30,174	28,029

NXP Semiconductors Announces First Quarter 2009 Results

Q1 Highlights

•                  Q1 sales USD 673* M versus USD 1,519 M in Q1 2008 and USD 979** M in Q4 2008

•                  Comparable QoQ sales decrease of 29.4%

•                  Q1 adjusted EBITDA (excluding effects of Purchase Price Accounting) was a loss of USD 71M, compared to a profit of USD 183M in Q1 2008 and a profit of USD 41M in Q4 2008

•                  Cash position of USD 1,706M*** at the end of Q1 compared to USD 1,796M at the end of Q4 2008

•                  Significant progress has been made in executing the Redesign Program. The program is now expected to achieve a higher level of savings than originally anticipated, and total restructuring costs are now expected to be no greater than USD 700 M

•                  Factory loading of 36% in Q1 compared to 87% in Q1 2008 and 56% in Q4 2008

•                  Book to bill ratio improved in Q1 2009 to 1.18 compared to 0.71 in Q4 2008. NXP believes the improved book to bill is primarily driven by supply chain replenishment as opposed to any fundamental improvement of the semiconductors market

*) Excluding USD 29 million wafer sales to ST-Ericsson Wireless JV in Q1 2009

**) Excluding USD 47 million wafer sales to ST-NXP Wireless JV in Q4 2008

***) Including USD 200 million draw down during Q1 from NXP’s revolving credit facility and USD 92 million from the divesture of the remaining 20% of ST-NXP Wireless JV.

Eindhoven, The Netherlands, April 29, 2009 — NXP Semiconductors today announced first quarter sales of USD 673 million, a comparable decrease of 29.4% from the fourth quarter of 2008. Adjusted EBITDA in the first quarter amounted to a loss of USD 71 million, down from a profit of USD 183 million in the first quarter of 2008 and down from a profit of USD 41 million in the fourth quarter of 2008. Adjusted EBITA showed a loss of USD 188 million this quarter compared to a profit of USD 41 million in the same period last year and a loss of USD 84 million in the previous quarter.

The cash position was USD 1,706 million at the end of the first quarter, which includes USD 92 million from the sale of the ST-NXP Wireless shares and USD 200 million drawn down from NXP’s revolving credit facility which is now at a total of USD 600 million. The Q1 cash position compares with USD 1,796 million at the end of the fourth quarter of 2008.

During the period significant progress has been made on execution of the large-scale Redesign Program announced in September 2008. This program is focused on making necessary changes to withstand the significant weakness prevailing in the industry and to optimize the businesses to help deliver NXP’s longer term strategic objectives. The program is now forecast to have restructuring costs of no greater than USD 700 million and is expected to achieve higher annual savings than those initially projected (USD 550 million) by the end of 2010. While the cash expense of the Redesign Program will remain the same in total, the cash-out for the Redesign will increase significantly in the next quarters.

Market conditions remain extremely challenging for the semiconductor industry with very low visibility.

Outlook: Visibility of sales development going forward remains extremely limited. The very weak macro-economic conditions are still continuing. Although we recently experienced positive order book developments, we believe the improved book to bill is primarily driven by supply chain replenishment as opposed to any fundamental improvement of the semiconductors market

Under these circumstances, a 10 to 25% sequential sales increase in the second quarter on a business and currency comparable basis could be achievable, which excludes wafer sales to the ST-Ericsson Wireless joint venture. It is still very unclear how the overall market sentiment in the remainder of the year will develop.

The full report is available on NXP website (www.nxp.com/investor).

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 28,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further information, please contact:

Media:

Lieke de Jong-Tops

Tel. +31 40 27 25202

lieke.de.jong-tops@nxp.com

Investors:

Jan Maarten Ingen Housz

Tel. +31 40 27 28685

janmaarten.ingen.housz@nxp.com

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